March 11, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Rufus Decker
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Forms 10-K & 10-K/A for the Year Ended March 31, 2010
Forms 10-Q for the Periods Ended June 30, 2010, September 30, 2010 and December 31, 2010
Definitive Proxy Statement on Schedule 14A filed on July 23, 2010
File No. 1-32830

Dear Mr. Decker:

This letter is in response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) to India Globalization Capital, Inc. (the “Company") dated February 25, 2011 (the “Comment Letter”) with respect to the above-referenced filings.  In the Comment Letter you requested that the Company either respond to the comments set forth therein within 10 business days or indicate when it will provide the requested response.  As discussed with Ernest Greene on March 10, 2011, the Company intends to provide its response to the Comment Letter by March 25, 2011.  We appreciate the Staff’s cooperation in permitting the Company to have additional time to respond to the comments.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark A. Katzoff
Mark A. Katzoff

MAK:mt

cc:           Ram Makunda